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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                        Consumer Portfolio Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   210502 100
                                 --------------
                                 (CUSIP Number)

   Charles E. Bradley, Sr.; c/o Stanwich Partners, Inc., 62 Southfield Avenue,
        One Stamford Landing, Stamford, Connecticut 06902; (203) 325-0551
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 3, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 7
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                                  SCHEDULE 13D
                                AMENDMENT No. 3
CUSIP No. 210502100                                            Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles E. Bradley, Sr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO (See Item 3, infra)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF
                    4,893,330
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    50,832
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,893,330

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    50,832

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,151,652
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION



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ITEM 1.  SECURITY AND ISSUER.

                This filing relates to the common stock (the "COMMON STOCK") of the following issuer (the "Issuer"):

                        Consumer Portfolio Services, Inc.
                        16355 Laguna Canyon Road
                        Irvine, California 92618

                The Issuer is a California corporation.

ITEM 2.  IDENTITY AND BACKGROUND

                (a) Name of person filing this statement:

                    The name of the person filing this report is Charles E. Bradley, Sr. (the "REPORTING PERSON").

                (b) Business address:

                    c/o Stanwich Partners, Inc.
                    62 Southfield Avenue
                    One Stamford Landing
                    Stamford, CT 06902

                (c) Present principal occupation:

                    President of Stanwich Partners, Inc., an investment firm which acquires controlling interests in companies in conjunction with the existing operating management of such companies.

                (d) Not applicable.

                (e) Not applicable.

                (f) Citizenship - United States of America.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                In September 1998 the reporting person filed Amendment No.2 to
         Schedule 13D (the "SECOND AMENDMENT") with respect to his beneficial ownership of the Common Stock of the Issuer. His actual or potentially deemed beneficial ownership of such Common Stock has increased from that reported in the Second Amendment as a result of (1) his purchase of 321,890 shares of the Issuer's Common Stock at a price of $3.3125 per share in a private transaction on March 3, 1999 and (2) the restructuring of certain convertible notes issued by the Issuer and held by Stanwich Financial Services Corp. ("SFSC"), as described in the next paragraph. The reporting person is the President, sole director and a stockholder of SFSC. Because of these relationships, for purposes of Regulation 13D of the Securities and Exchange Commission ("REGULATION 13D"), he may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock beneficially owned by SFSC. For his purchase of shares described above, the reporting person paid the purchase price by cancelling $1,066,261 of the seller's indebtedness to him.

                On November 17, 1998 the Issuer issued a $4,000,000 Convertible Note to SFSC (the "1998 NOTE"). The 1998 Note replaced three other convertible notes from the Issuer in the aggregate principal amount of $4,000,000 pursuant to a restructuring of such indebtedness, which extended the maturity date by more than five years to June 1, 2004, reduced the interest rate from 15% to 12.5% per annum, subordinated the indebtedness to "Senior Debt" and changed the conversion rate from a weighted average of $3.30 per share to $3.00 per share. The entire principal of the 1998 Note is convertible into an aggregate of 1,333,333 shares of the Issuer's Common Stock at any time prior to June 2, 2004. This restructuring resulted in an increase of 121,688 in the number of shares into which this indebtedness is convertible.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                The transactions referred to in Item 3, above, were all made for investment purposes.

                None of subparts (a) through (j) of Item 4 is applicable, except that, with respect to subpart (a), shares of the Issuer's Common Stock will be issuable to SFSC if it exercises the conversion rights described in Item 3, above.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                (a) The reporting person beneficially owns or may be deemed to own an aggregate of 5,151,652 shares of the Issuer's Common Stock (the "BENEFICIALLY OWNED SHARES"). The Beneficially Owned Shares constitute 30.3% of the issued and outstanding shares of such Common Stock.

                (b) Number of shares as to which the reporting person has:

                    (i)     sole power to vote or to direct
                            the vote:                                  4,893,330

                    (ii)    shared power to vote or to direct
                            the vote:                                     50,832

                    (iii)   sole power to dispose or to direct
                            the disposition of:                        4,893,330

                    (iv)    shared power to dispose or direct
                            the disposition of:                           50,832

                Of the Beneficially Owned Shares, 207,490 shares are owned by the reporting person's spouse. He has no voting or dispositive power as to these shares. The Beneficially Owned Shares include 543,459 shares that are owned by SFSC and 1,333,333 shares are not currently outstanding, but that SFSC has the right to acquire currently through the exercise of the conversion rights described in Item 3, above. The Beneficially Owned Shares also include 50,832 shares that are owned by Stanwich Partners, Inc. ("SPI"). As noted above, the reporting person is the President, the sole director and a stockholder of SFSC. The reporting person is the President and the owner of a majority of the outstanding shares of the voting stock of SPI. Because of these relationships, for purposes of Regulation 13D, the reporting person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by SFSC and SPI.

                As previously reported, on August 7, 1996 the reporting person granted an option to Charles E. Bradley, Jr., his son and the President of the Issuer, to purchase 600,000 of the reporting person's Beneficially Owned Shares for a price of $5.44 per share. This option is currently exercisable and expires on December 31, 1999.

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                In addition, SFSC is the holder of seven partially convertible subordinated notes (the "1997 CONVERTIBLE NOTES") in the aggregate principal amount of $15,000,000 issued by the Issuer to SFSC as of June 12, 1997. The $15,000,000 of principal indebtedness evidenced by the 1997 Convertible Notes was previously evidenced by three notes (each in the amount of $5,000,000), which subsequently was broken down into the seven notes referred to in the preceding sentence. SFSC has the right to convert an aggregate of $3,000,000 of the principal of the 1997 Convertible Notes into 252,949 of Common Stock (a conversion price of $11.86 per share) on June 12, 2004 (the maturity date of such notes) or, if earlier, the date on which such note is prepaid. The shares subject to the conversion rights under the 1997 Convertible Notes are not included in the Beneficially Owned Shares because such rights are not exercisable within 60 days of the date of this report.

                On September 25, 1998, in consideration of a loan made to it, SFSC granted to the lender the option to buy 20,000 shares of the Issuer's Common Stock owned by SFSC at a price of $3.00 per share. This option is exercisable until September 25, 2000.

                (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person, except as described in this filing.

                (d) Not applicable.

                (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                A total of 3,606,229 of the Beneficially Owned Shares and $11,000,000 principal amount of the 1997 Convertible Notes have been pledged to secure certain obligations of the reporting person and of other corporations in which the reporting person has an interest. No default has occurred under any of the governing pledge agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                None

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         SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          March 9, 1999                          /s/ Charles E. Bradley, Sr.
                                                --------------------------------
                                                Name: Charles E. Bradley, Sr.